UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number:  000-54634

PEMBINA PIPELINE CORPORATION
(Name of registrant)

3800, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 2, 2012	By:	/s/ Jennifer A. Harker
	Name:	Jennifer A. Harker
	Title:	Corporate Secretary & Senior Legal Counsel

Form 6-K Exhibit Index

Exhibit No.	Description
99.1	News Release dated April 2, 2012 - Pembina Pipeline Corporation Announces Closing of Acquisition of Provident Energy Ltd. and NYSE Listing